SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

26 February 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 26 February 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                               Protherics PLC
                    Notification of Major Interest in Shares

London, UK; Brentwood, TN, US; 26 February 2007 -Protherics PLC ("Protherics"
or the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that the following notification of interest in the ordinary share capital of the Company was received on 23 February 2007 from AMVESCAP PLC.

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1. Reason for the notification     (please tick the appropriate box or boxes)
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An acquisition or disposal of voting rights                                  x
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An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
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An event changing the breakdown of voting rights
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Other (please specify):___________________________________________
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2. Full name of person(s) subject to the                            AMVESCAP PLC
notification obligation:
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3. Full name of shareholder(s) (if different from 2.):
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4. Date of the transaction (and date on which the               20 February 2007
threshold is crossed or reached if different):
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5. Date on which issuer notified:                               21 February 2007
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6. Threshold(s) that is/are crossed or reached:                              10%
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7. Notified details:
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   A: Voting rights attached to shares
---------------------------------------------------------------------------------------------------------
Class/type of     Situation previous to    Resulting situation after the triggering transaction
shares            the Triggering
                  transaction
if possible using Number of   Number of    Number of     Number of voting rights     % of voting rights
the ISIN CODE     Shares      Voting       shares
                              Rights       Direct        Direct        Indirect      Direct    Indirect
---------------------------------------------------------------------------------------------------------

Ordinary Shares   30,886,678  30,886,678   35,740,354                  35,740,354              10.54%
2p
GB0007029209
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
   B: Financial Instruments
---------------------------------------------------------------------------------------------------------
Resulting situation after the triggering transaction
Type of financial   Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument                          Period/ Date              that may be acquired if    rights
                                                              the instrument is
                                                              exercised/ converted.

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---------------------------------------------------------------------------------------------------------
Total (A+B)
---------------------------------------------------------------------------------------------------------
Number of voting rights                           % of voting rights
---------------------------------------------------------------------------------------------------------
35,740,354                                        10.54%
---------------------------------------------------------------------------------------------------------

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8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
---------------------------------------------------------------------------------------------------------

Chase Nominees  -  7,520,443

Vidacos Nominees  -  28,104,599

Northern Trust Company (London)  -  115,312

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Proxy Voting:
---------------------------------------------------------------------------------------------------------
9. Name of the proxy holder:
---------------------------------------------------------------------------------------------------------
10. Number of voting rights proxy holder will cease to hold:
---------------------------------------------------------------------------------------------------------
11. Date on which proxy holder will cease to hold voting rights:
---------------------------------------------------------------------------------------------------------
12. Additional information:
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                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                                     +44 (0) 7919  480510
Julie Vickers, Company Secretary                                                +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                                                 +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                         +1 212 850 5600

Or visit  www.protherics.com